UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                               CLINICAL DATA, INC.
                               -------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    18725U109
                                    ---------
                                 (CUSIP Number)

                               Third Security, LLC
                               The Governor Tyler
                               1902 Downey Street
                             Radford, Virginia 24141
                        Attention:  Marcus E. Smith, Esq.
                          Telephone No.:  540-633-7971
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:
                            John Owen Gwathmey, Esq.
                              Hunton & Williams LLP
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219

                                November 10, 2003
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                 schedule because of Rules 13d-1(e), (f) or (g),
                          check the following box [  ].




                               Page 1 of 12 Pages

-------------------                                           ------------------
CUSIP NO. 18725U109                   13D                     Page 2 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Randal J. Kirk
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
--------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF           1,048,191
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            1,714,436
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        1,048,191
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        1,714,436
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,762,627
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     59.5%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 18725U109                   13D                     Page 3 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     RJK, L.L.C.                   I.R.S. Identification No.: 54-1816015
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
    NUMBER OF           0
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            579,883
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        0
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        579,883
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     579,883
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.5%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited liability company
--------------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 18725U109                   13D                     Page 4 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     New River Management II, LP   I.R.S. Identification No.: 65-1166473
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------------

                    7   SOLE VOTING POWER
    NUMBER OF           0
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            555,162
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        0
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        555,162
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     555,162
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.0%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited partnership
--------------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 18725U109                   13D                     Page 5 of 12 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Kirkfield, L.L.C.             I.R.S. Identification No.: 54-1725089
--------------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                        (a)   [ ]
                                                                             (b)   [X]
--------------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
--------------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                      [ ]
     PURSUANT TO ITEM 2(d) or 2(e)
--------------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia
--------------------------------------------------------------------------------------

                    7   SOLE VOTING POWER
    NUMBER OF           0
     SHARES         ------------------------------------------------------------------
  BENEFICIALLY      8   SHARED VOTING POWER
    OWNED BY            433,410
  EACH REPORTING    ------------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                        0
                    ------------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                        433,410
--------------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     433,410
--------------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                                [ ]
--------------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3%
--------------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO - limited partnership
--------------------------------------------------------------------------------------

     This Amendment No. 12 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, and Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Clinical Data, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK"), New River Management II, LP, a Virginia limited partnership that is controlled by Mr. Kirk ("New River"), and Kirkfield, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("Kirkfield" and, together with Mr. Kirk, RJK and New River, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons as a result of their conversion of Series A Nonvoting Convertible Preferred Stock, par value $0.01 per share, of the Issuer held by them into shares of Common Stock. As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by one of the following entities, each of which is controlled by Mr. Kirk: RJK, New River, Kirkfield, Zhong Mei, L.L.C., a Virginia limited liability company ("Zhong Mei"), and Third Security Staff 2001 LLC, a Virginia limited liability company ("Staff LLC").

     Item 2.     Identity and Background.
                 -----------------------

     Items 2(a)-(c) of the Original Schedule 13D are amended and restated to read in their entirety as follows:

     "This statement is being filed on behalf of Mr. Randal J. Kirk ("Mr. Kirk"), RJK, L.L.C., a Virginia limited liability company that is controlled by Mr. Kirk ("RJK"), New River Management II, LP, a Virginia limited partnership ("New River"), and Kirkfield, L.L.C., a Virginia limited liability company ("Kirkfield" and, together with Mr. Kirk, RJK and New River, the "Reporting Persons").

     The principal occupation/employment of Mr. Kirk is investor. The business address of Mr. Kirk is c/o Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141.

     The principal business of RJK is investment. The address of RJK's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is the sole manager of RJK.


                               Page 6 of 12 Pages

     The principal business of New River is investment holdings. The address of New River's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. The general partner of New River is Third Security Capital Partners, LLC, a Virginia limited liability company. Mr. Kirk is the manager and sole member of Third Security, LLC, a Virginia limited liability company that is the managing member of Third Security Capital Partners, LLC.

     The principal business of Kirkfield is investment. The address of Kirkfield's principal business and office is The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. Mr. Kirk is the sole manager of Kirkfield."

     Item 4.     Purpose of Transaction.
                 ----------------------

     Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "On April 29, 2003, the Issuer, Landmark Scientific, Inc., a corporation controlled by Mr. Kirk ("Landmark"), and Spectran Holdings, Inc., a wholly owned subsidiary of the Issuer ("Spectran"), executed an Amended and Restated Agreement and Plan of Merger (the "Landmark Merger Agreement"), pursuant to which the Issuer acquired Landmark by means of a merger (the "Landmark Merger") of Landmark with and into Spectran. The Landmark Merger was consummated on April 29, 2003. The Landmark Merger Agreement, previously filed as Exhibit 2.1
                                                                    -----------
to Amendment No. 11 to this Schedule 13D and incorporated herein by reference, amended and restated the Agreement and Plan of Merger, dated as of August 21, 2002, in its entirety.

     Also on April 29, 2003, the Issuer, Group Practice Services Incorporated, a corporation controlled by Mr. Kirk ("GPSI"), and Clinical Data Inc., a wholly owned subsidiary of the Issuer ("Clinical Data"), executed an Agreement and Plan of Merger (the "GPSI Merger Agreement") pursuant to which the Issuer acquired GPSI by means of a merger (the "GPSI Merger") of GPSI with and into Clinical Data. The GPSI Merger was consummated on April 29, 2003. The GPSI Merger Agreement was previously filed as Exhibit 2.2 to Amendment No. 11 to this
                                  -----------
Schedule 13D and is incorporated herein by reference.

     The following summary of certain terms of the Landmark Merger Agreement and the GPSI Merger Agreement is qualified in its entirety by reference to the Landmark Merger Agreement and the GPSI Merger Agreement, respectively.

     Pursuant to the terms of the Landmark Merger Agreement, each holder of Landmark common stock received 2.5 shares of Series A Nonvoting Convertible Preferred Stock, par value $0.01 per share, of the Issuer ("Preferred Stock") for each share of Landmark common stock held by such holder. Pursuant to the terms of the GPSI Merger Agreement, each holder of common stock and preferred stock of GPSI received 2.42691 shares of Preferred Stock for each share of GPSI common stock and preferred stock held by such holder. A total of 25,000 shares of Preferred Stock were issued to Landmark stockholders as a result of the Landmark Merger and a total of 222,250 shares of Preferred Stock were issued to GPSI stockholders as a result of


                               Page 7 of 12 Pages
the GPSI Merger. The Certificate of Designations of the Preferred Stock was filed as Exhibit 4.1 to Amendment No. 11 to this Schedule 13D and is
         -----------
incorporated herein by reference.

     As a result of the Landmark Merger and the GPSI Merger, each of Mr. Kirk, Kirkfield, RJK, Zhong Mei, New River and Staff LLC received the following number of shares of Preferred Stock:

           Shares Acquired in  Shares Acquired in  Total Shares
Owner       Landmark Merger       GPSI Merger        Acquired
---------------------------------------------------------------

Mr. Kirk               10,749              50,756        61,505
Kirkfield               2,237              35,479        37,716
RJK                     4,483              43,602        48,085
Zhong Mei                 417               1,971         2,388
New River                   -              41,682        41,682
Staff LLC                 744              10,545        11,289
---------------------------------------------------------------
  Totals               18,630             184,035       202,665

     On September 25, 2003, the Issuer held a special meeting of stockholders at which the stockholders approved the issuance of the shares of Common Stock issuable upon conversion of the outstanding shares of Preferred Stock. As a result, pursuant to the terms of the Preferred Stock, each share of Preferred Stock became convertible, at the option of the holder of such share, into 10 shares of Common Stock of the Issuer at any time before the earlier to occur of
(A) the liquidation, dissolution or winding up the Issuer or a change in control of the Issuer and (B) the date upon which the Securities and Exchange Commission declares effective a registration statement on Form S-3 or another applicable form filed by the Issuer to register for resale the shares of Common Stock issuable upon conversion of the outstanding shares of Preferred Stock (the "Registration Effective Date"). On November 10, 2003, the Filing Persons and Zhong Mei and Staff LLC exercised their right to convert their Preferred Stock into Common Stock. Each remaining outstanding share of Preferred Stock will automatically convert into 10 shares of Common Stock of the Issuer upon the Registration Effectiveness Date.

     The Reporting Persons do not have any current plans to engage in any extraordinary transactions involving the Issuer, including (i) the acquisition of additional securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer, (iii) a sale of a material amount of assets of the Issuer, (iv) making any change in the present board of directors or management of the Issuer, (v) making any material change in the present capitalization or dividend policy of the Issuer, (vi) making any other material change in the Issuer's business or corporate structure, (vii) making any change in the Issuer's articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, (viii) to cause a class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (x) any action similar to any of those described in this paragraph."


                               Page 8 of 12 Pages

     Item 5.     Interest in Securities of the Issuer.
                 ------------------------------------

     Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 2,762,627 shares, representing 59.5% of the 4,645,101 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of August 5, 2003 in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003 (the most recent available filing by the Issuer with the Securities and Exchange Commission) but taking into account the shares of Common Stock issued upon the conversion of the Preferred Stock reported herein. Mr. Kirk directly beneficially owns 1,048,191 of the shares to which this report relates. The remaining 1,714,436 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

          Owner      Shares
          ---------  -------
          Kirkfield  433,410
          RJK        579,883
          Zhong Mei   33,091
          New River  555,162
          Staff LLC  112,890

     Mr. Kirk could be deemed to have indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, RJK, Zhong Mei, New River and Staff LLC."

     Item 5(b) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "Mr. Kirk has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock reported as directly beneficially owned by him in Item 5(a) hereof. Mr. Kirk has, together with the respective direct beneficial owner, the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of shares of Common Stock reported as directly beneficially owned by each of Kirkfield, RJK, Zhong Mei, New River and Staff LLC in Item 5(a) hereof."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "Other than the conversion of the Preferred Stock reported herein, the Reporting Persons have not engaged in any transactions in shares of Common Stock since the filing of Amendment No. 11 with the Securities and Exchange Commission on May 2, 2003."


                               Page 9 of 12 Pages

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

     The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

     Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2003, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.




                               Page 10 of 12 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: November 14, 2003          /s/ Randal J. Kirk
                                 -----------------------------------------------
                                 Randal J. Kirk


Date: November 14, 2003          RJK, L.L.C.

                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Manager


Date: November 14, 2003          NEW RIVER MANAGEMENT II, LP

                                 By: Third Security Capital Partners, LLC, its
                                     general partner

                                 By: Third Security, LLC, its managing member


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Sole Member


Date: November 14, 2003          KIRKFIELD, L.L.C.


                                 By: /s/ Randal J. Kirk
                                     -------------------------------------------
                                     Randal J. Kirk
                                     Manager


                               Page 11 of 12 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit Number      Exhibit
------------------  -------

Exhibit 99.1 Joint Filing Agreement, dated as of November 14, 2003, by and among Randal J. Kirk, RJK, L.L.C., New River Management II, LP and Kirkfield, L.L.C.


                               Page 12 of 12 Pages